838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 25-487 May 12, 2025

Platinum Group Metals Ltd. Announces
Non-Brokered Private Placement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that it intends, subject to regulatory approval, to sell 800,000 common shares of the Company at price of US$1.26 each for gross proceeds of US$1,008,000 million (the "Private Placement") to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI").

The Company intends to use the net proceeds of the Private Placement for its share of pre-construction site work, engineering and preparation costs on the Waterberg Project in South Africa, and for general corporate and working capital purposes. Closing of the Private Placement is subject to customary closing conditions, including stock exchange approvals and completion of the definitive agreement.

Pricing of the Private Placement represents a 3.1% premium to the five-day volume weighted average trading price of the Company's shares on the NYSE American stock exchange as of May 9, 2025.  The Private Placement will allow HCI to return to a 26% interest in the Company.

Securities purchased pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Act"), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company intends to rely on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves HCI, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company will not have filed a material change report more than 21 days before the expected closing date of the above transaction as it has negotiated the above transaction on an expedited basis.

838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a bulk underground platinum, palladium, rhodium and gold deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., and HJ Platinum Metals Company, a company established in 2023 by Japan Organization for Metals and Energy Security and Hanwa Co. Ltd. as a special purpose company to hold and fund their aggregate future equity interests in the Waterberg Project.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President and CEO

For further information contact:

Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, without limitation, statements regarding the size, participation in, receipt of regulatory approvals and satisfaction of other closing conditions for, and the completion and amount and use of proceeds of the Private Placement, and the advancement of the Company's objectives for the Waterberg Project. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

Platinum Group Metals Ltd.	...3

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions including possible adverse impacts; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.